                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13D-1 (B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(B)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               APPLIED FILMS CORP.
                               -------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                  038197-10-9
                                  -----------
                                 (CUSIP Number)


                                  MARCH 9, 2000
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

CUSIP No. 038197-10-9

 ................................................................................

1.      Names of Reporting Persons.

        Maple Row Management, Inc.

        I.R.S. Identification Nos. of above persons (entities only).

        06-1469299

 ................................................................................

2.      Check the Appropriate Box if a Member of a Group

 ................................................................................

3.      SEC Use Only

 ................................................................................

4.      Citizenship or Place of Organization                  United States

 ................................................................................
Number of         5.    Sole Voting Power                323,200
Shares            ..............................................................
Beneficially      6.    Shared Voting Power              None
Owned by          ..............................................................
Each              7.    Sole Dispositive Power           323,200
Reporting         ..............................................................
Person With       8.    Share Dispositive Power          None
 ................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person     323,200

 ................................................................................

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares

 ................................................................................

11.     Percent of Class Represented by Amount in Row (9)                   5.3%

 ................................................................................

12.     Type of Reporting Person          Not Applicable
 ................................................................................

ITEM 1(a).     NAME OF ISSUER:
               Applied Films Corp.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               6797 Winchester Circle
               Boulder
               Colorado 80301

ITEM 2(a).     NAME OF PERSON FILING:
               Maple Row Management, Inc.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               112 Rowayton Avenue
               Rowayton
               Connecticut 06853

ITEM 2(c).     CITIZENSHIP:
               United States.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:
               038197-10-9

ITEM 3. This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c)

ITEM 4.        OWNERSHIP.

               Maple Row Management, Inc. beneficially owns 323,200 Common Stock of Applied Films Corp., which represents 5.3% of aggregate outstanding shares of that class. Maple Row Management, Inc. has sole power to vote or direct the vote the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS.

               Not applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.
               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   March 27, 2000
                                                --------------------------------
                                                              Date


                                                   /s/ Eric Blattman
                                                --------------------------------
                                                          Eric Blattman
                                                            President